WRITER'S DIRECT LINE (650) 802-3093	WEIL, GOTSHAL & MANGES LLP SILICON VALLEY OFFICE 201 REDWOOD SHORES PARKWAY REDWOOD SHORES, CA 94065 (650) 802-3000 FAX: (650) 802-3100	AUSTIN BEIJING BOSTON BUDAPEST DALLAS FRANKFURT HONG KONG HOUSTON LONDON MIAMI MUNICH NEW YORK PARIS PRAGUE PROVIDENCE SHANGHAI WARSAW WASHINGTON, D.C. WILMINGTON

July 17, 2008

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim

  Re:
  Digimarc Corporation
  Schedule TO-T filed by Dolomite Acquisition Co.
  and L-1 Identity Solutions, Inc.
  Filed July 3, 2008
  File No. 005-59177

Dear Ms. Kim,

        On behalf of our client, L-1 Identity Solutions Inc. ("L-1"), we are providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") dated July 14, 2008 (the "Comment Letter") relating to the above-referenced Tender Offer Statement on Schedule TO filed on July 3, 2008 (the "Schedule TO"). L-1 has revised the Schedule TO and the related exhibits in response to the Staff's comments and is filing concurrently with this letter an amendment to the Schedule TO and revised exhibits (the "Amended Schedule TO") that reflect these revisions and generally update the information contained therein.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the applicable pages of the Amended and Restated Offer to Purchase (the "Offer to Purchase"). Capitalized terms used but not otherwise defined in this letter shall have the meanings ascribed to such terms in the Offer to Purchase.

Offer to Purchase

  1.
  We note that the offer price of $11.90 per share may be increased or decreased based on the number of options outstanding as of the expiration date. Please revise throughout your document to clarify that the offer will remain open for at least ten business days from the date that notice of any increase or decrease is provided to security holders, as required by Rule 14e-1(b), or explain to us why you are not required to do so. Please also prominently disclose that the offer price is below the current market price.

        Response:    L-1 takes note of the Staff's comment regarding the potential increase or decrease of the Offer Price. However, on July 17, 2008, L-1, Purchaser and Digimarc entered into Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger pursuant to which the parties agreed that the Offer Price would be adjusted to $12.25. The parties do not intend to further increase or decrease the Offer Price prior to the Expiration Date. L-1 and Purchaser have revised the Schedule TO, the Offer to Purchase and the related documents to reflect the increase of the Offer Price and delete references to an increase or decrease in such price prior to the Expiration Date. Please see, for example, the cover page and pages i, ii and 51 of the Offer to Purchase.

        L-1 also takes note of the Staff's comments regarding the fact that the Offer Price is below the current market price of the Shares. L-1 has revised the Schedule TO and the Offer to Purchase to note this fact and provide an explanation for the difference between the Offer Price and the current market price of the Shares. Please see, for example, pages ii and 14 of the Offer to Purchase.

Procedures for Accepting the Offer and Tendering Shares, page 7

Determinations of Validity, page 9

  2.
  Explain to us the purpose of the language that your interpretation of the terms and conditions of the Offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

        Response:    L-1 takes note of the Staff's comment. L-1 has revised the Offer to Purchase to delete references to "final and binding" and include a statement that holders of Shares can contest its determinations with respect to the validity of tenders. Please see page 9 of the Offer to Purchase.

Short-form Merger, page 57

  3.
  We note that after the tender offer, you may purchase additional shares on the open market in order to reach the 90% threshold and effect a short-form merger and that the consideration may be greater than or less than the offer price. We note that it appears you intend to rely on the exception in Rule 13e-3(g)(l) for these additional open market purchases. Please tell us how you are complying with the requirement in Rule 13e-3(g)(1) that the consideration offered to unaffiliated security holders be at least equal to the highest consideration offered during the tender offer. Further, if you are relying on the unitary transaction no-action position, then please address how you are able to rely on that position given that the consideration will not be the same as in the tender offer and given that you will change the board of directors prior to completion of the merger. See Question and Answer 8 in Exchange Act Release No. 17719, April 13, 1981.

        Response:    L-1 takes note of the Staff's comment. L-1 is relying on Rule 13e-3(g)(1) and has revised the Offer to Purchase to reflect the fact that any such open market purchases will be made at a price at least equal to the highest consideration offered to the holders of Shares in the Offer. Please see page 58 of the Offer to Purchase. L-1 is not relying on the unitary transaction no action position and therefore believes it is permitted to appoint its designees to Digimarc's board of directors following completion of the Offer and prior to the consummation of the Merger.

Certain Conditions of the Offer, page 60

  4.
  We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. When a bidder waives a material offer condition, the offer must remain open for at least five business days from the date notice of the waiver is provided to security holders. Please revise the penultimate paragraph to include an objective standard for the determination of whether a condition has been satisfied.

        Response:    L-1 takes note of the Staff's comment. L-1 has deleted references to its "sole discretion" and revised the Offer to Purchase to clarify that the determination of whether certain conditions of the Offer have occurred or been satisfied will be made by L-1 in its "reasonable judgment." Please see page 62 of the Offer to Purchase.

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        L-1 confirms, for itself and on behalf of Purchaser, that (a) each of L-1 and Purchaser is responsible for the adequacy and accuracy of the disclosure in each filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to either filing and (c) L-1 and Purchaser may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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        Please do not hesitate to call me at (650) 802-3093 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Kyle C. Krpata Weil, Gotshal & Manges LLP
cc:	Mark S. Molina, L-1 Identity Solutions, Inc. Marita A. Makinen, Weil, Gotshal & Manges LLP